SUB-ITEM 77D(a): Policy with respect to security investments


HIMCO VIT Index Fund
HIMCO VIT Portfolio Diversifier Fund

Supplement to Statutory Prospectuses, Summary
Prospectuses, and
Combined Statement of Additional Information, each dated April 30, 2017, as supplemented to date

April 4, 2018

Notice of Reorganizations

At a special meeting of shareholders held on April 4, 2018, shareholders of each of the Funds listed above (each, a "Target Fund" and, collectively, the "Target Funds") approved an Agreement and Plan of Reorganization for each Target Fund that would reorganize the Target Fund into a corresponding series (each, an "Acquiring Fund") of BlackRock Variable
Series Funds, Inc. as shown in the table below (each, a "Reorganization").




Name of Target Fund and    Name of Acquiring Fund and
Class of Shares            Class of Shares


HIMCO VIT Index Fund       BlackRock S&P 500 Index V.I Fund
Class IA Shares            Class I Shares
Class IB Shares            Class III Shares



HIMCO VIT Portfolio        BlackRock Managed Volatility
Diversifier Fund           V.I. Fund
Class IB Shares            Class III Shares


Agreement and Plan of Reorganization.  Each
Reorganization is expected to occur on or about April 23, 2018. The BlackRock S&P 500 Index V.I. Fund will issue
Class I and Class III shares that have an aggregate net asset value ("NAV") equal to the aggregate NAV of Class IA and Class IB shares, respectively, of the HIMCO VIT Index Fund outstanding immediately before the Reorganization. The BlackRock Managed Volatility V.I. Fund will issue Class III shares that have an aggregate NAV equal to the aggregate
NAV of Class IB shares of the HIMCO VIT Portfolio
Diversifier Fund outstanding immediately before the Reorganization. Accordingly, each contract holder's account value allocated to an Acquiring Fund immediately after the Reorganization will be equal to the contract holder's account value allocated to the corresponding Target Fund immediately before the Reorganization. The Reorganizations will not cause fees and charges currently being paid under the variable insurance contracts that offer the Target Funds to be greater after the Reorganizations than before the Reorganizations. In addition, the total net portfolio expense ratios of the corresponding share classes of each Acquiring Fund are expected to be lower than those of Class IA and Class IB shares of the corresponding Target Fund, as applicable, immediately following the Reorganizations.

Each Target Fund may depart from its stated investment objective and policies in preparation for its Reorganization.
During this time, each Target Fund may invest some or all of its assets in cash and cash equivalents.

Transfer Rights. Neither the rights of the existing contract holders nor the obligations of any insurance company under such contracts will be altered as a result of the Reorganizations; however, investment restrictions under certain contracts, if applicable, may require contract holders to remain invested in HIMCO VIT Portfolio Diversifier Fund before the Reorganization and BlackRock Managed Volatility
V.I. Fund after the Reorganization. In addition, the transfer of a contract holder's account value from a subaccount investing in a Target Fund as a result of the Reorganization will not be counted against any limitation on the number of transfers that may be performed. Contract holders who own an optional living and/or death benefit rider under their contract may be required to comply with investment restrictions in order to maintain such rider. This means that contract holders may be restricted to allocating some or all of their account value to certain funds. In no event will a contract holder lose his or her rider as a result of the Reorganizations provided the contract holder does not make any transfers before or after the Reorganizations. In other words, if the Target Fund was permitted under a contract rider's investment restrictions, the corresponding Acquiring Fund will also be permitted.

This Supplement should be retained with your Summary
Prospectus, Prospectus, and SAI for future reference.